UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-17377

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of the Commonwealth

401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Commonwealth Bankshares, Inc.

403 Boush Street

P.O. Box 1177

Norfolk, Virginia 23510

The Bank of the Commonwealth 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan, which have been prepared pursuant to the financial reporting requirements of ERISA, are filed as part of this Annual Report on Form 11-K:

Bank of the Commonwealth 401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

Bank of the Commonwealth 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Bank of the Commonwealth 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, LLP

Norfolk, Virginia
June 26, 2009

Bank of the Commonwealth 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31,	2008	2007
Investments - at fair value	$2,461,971	$3,068,703
Cash	15,840	—
Employer contributions receivable	120,768	300,000

Net assets available for benefits	$2,598,579	$3,368,703

The accompanying notes are an integral part of these financial statements.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to net assets attributed to Investment (loss) income
Net depreciation in fair value of investments	$(1,202,004)
Interest and dividends	74,180

(1,127,824)

Contributions
Employer	120,768
Participant	422,279
Rollover	1,247

544,294

Total additions	(583,530)

Deductions from net assets attributed to
Benefits paid to participants	169,700
Administrative expenses	16,894

Total deductions	186,594

Net change	(770,124)

Net assets available for benefits:
Beginning of year	3,368,703

End of year	$2,598,579

The accompanying notes are an integral part of these financial statements.

Bank of the Commonwealth 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following description of the Bank of the Commonwealth 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company who have completed three months of service and have attained the age of twenty-one. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute between 1 and 100 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company may provide a matching contribution as determined at the discretion of the Company’s board of directors. Additionally, profit sharing contributions are determined at the discretion of the Company’s board of directors. Participants direct the investment of their accounts into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined. A participant is 100 percent vested after 5 years of credited service.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. Interest rates range from 5.00% to 7.25%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant or beneficiary may elect to receive either a lump sum amount equal to the value of the vested interest in his or her account, or installment payments.

Forfeited Accounts

At December 31, 2008 and 2007, forfeited nonvested amounts totaled $15,867 and $13,044 respectively. These amounts will be used to reduce future Company contributions.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Certain expenses of maintaining the Plan are paid by the Company.

3.	Investments

The following presents investments, at fair value, that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2008	2007
Goldman Sachs Balanced Strategy A, 70,785 and 80,488 shares, respectively	$593,887	$891,802
Eaton Vance Large-Cap Value Fund A, 11,259 and 8,947 shares, respectively	163,712	201,491
Goldman Sachs Growth Strategy Port A, 34,029 and 26,094 shares, respectively	267,808	374,450
Goldman Sachs Growth & Income Strategy Port, 19,185 and 18,576 shares, respectively	155,591	239,255
Commonwealth Bankshares, Inc. common stock, 26,332 and 17,394 shares, respectively	188,800	276,741
Janus Adviser Research Core Fund C, 18,259 shares	186,061	*
Goldman Sachs Institutional Liquid Assets Port S, 137,447 shares	137,447	*
Janus Adviser Fundamental Equity Fund C, 10,864 shares	*	215,973

* Investment did not represent 5 percent or more of the Plan net assets at the end of this year.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$992,232
Common stock	209,772

$1,202,004

4.	Fair Value Measurements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (SFAS 157) Fair Value Measurements. For financial statement elements currently required to be measured at fair value, SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid price exists.

SFAS 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 includes:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

•	Commonwealth Bankshares common stock: Valued at the closing price reported on the active market on which the security is traded.

•	Cash equivalents: The carrying value approximates fair value and consists of interest-earning cash and money-market accounts.

•	Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008 Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$2,056,509	$2,056,509	$—	$—
Commonwealth Bankshares common stock	188,800	188,800	—	—
Cash equivalents	158,357	—	158,357	—
Participant loans	58,305	—	—	58,305

Total assets at fair value	$2,461,971	$2,245,309	$158,357	$58,305

The following table presents a reconciliation of participant loans (Level 3) measured at fair value for the period January 1, 2008 to December 31, 2008:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)

Participant Loans
Beginning balance, January 1, 2008	$87,061
Repayments of principal	(65,831)
Loan withdrawals	37,075

Ending balance, December 31, 2008	$58,305

5.	Related Party Transactions

The Plan invested in shares of stock of the Company. As of December 31, 2008, the Plan held 26,332 shares of Commonwealth Bankshares, Inc. common stock with a fair value of $188,800. As of December 31, 2007, the Plan held 17,394 shares of Commonwealth Bankshares, Inc. common stock with a fair value of $276,741. The Plan paid the third-party administrator $16,894 for services during 2008.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

7.	Tax Status

The Internal Revenue Service has determined and informed the prototype sponsor by a letter dated February 6, 2003, that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$2,598,579	$3,368,703
Employer contributions receivable	—	(300,000)

Net assets available for benefits per the Form 5500	$2,598,579	$3,068,703

The following is a reconciliation of contributions per the financial statements for 2008 to the Form 5500.

Contributions per the financial statements	$544,294
Employer contributions receivable, December 31, 2007	300,000

Contributions per the Form 5500	$844,294

* * * * *

Bank of the Commonwealth 401(k) Profit Sharing Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 54-0886483 Plan 001

December 31, 2008

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
Goldman Sachs	70,785	shares of Goldman Sachs Balanced Strategy A	$593,887
Goldman Sachs	34,029	shares of Goldman Sachs Growth Strategy Port A	267,808
* Commonwealth Bankshares, Inc.	26,332	shares of common stock	188,800
Janus Adviser	18,259	shares of Janus Adviser Research Core Fund C	186,061
Eaton Vance	11,259	shares of Eaton Vance Large-Cap Value Fund A	163,712
Goldman Sachs	19,185	shares of Goldman Sachs Growth & Income Strategy Port	155,591
Goldman Sachs	137,447	shares of Goldman Sachs Institutional Liquid Assets Port S	137,447
Goldman Sachs	6,417	shares of Goldman Sachs Government Income A	96,775
American Funds	8,791	shares of Bond Fund of America R2	94,591
Goldman Sachs	4,735	shares of Goldman Sachs Growth & Income Fund A	77,751
Goldman Sachs	9,382	shares of Goldman Sachs Equity Growth Strategy Port A	75,430
Goldman Sachs	8,710	shares of Goldman Sachs Strategic International Equity A	74,997
Oppenheimer	4,666	shares of Oppenheimer Small & Mid Cap Value Fund C	74,744
Goldman Sachs	3,494	shares of Goldman Sachs Structured U.S. Equity A	61,321
Goldman Sachs	11,564	shares of Goldman Sachs High Yield Fund A	58,400
RS Partners	3,113	shares of RS Partners Fund A	56,028
Goldman Sachs	2,322	shares of Goldman Sachs Structured Large Cap Growth A	19,413
* MG Trust Company		Interest-bearing cash	20,910
* Participant loans	Maturing through October 2013, interest rates ranging from 5.00% to 7.25%, collateralized by participant accounts		58,305

			$2,461,971

*	Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK OF THE COMMONWEALTH
401(k) PROFIT SHARING PLAN
(Name of Plan)

/s/ Cynthia A. Sabol, CPA
Cynthia A. Sabol, CPA
Date: June 26, 2009
Executive Vice President and Chief Financial Officer
BANK OF THE COMMONWEALTH, Plan Administrator